UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of December 2019

Commission File Number 001-38716

GAMIDA CELL LTD.

(Translation of registrant’s name into English)

5 Nahum Heftsadie Street

Givaat Shaul, Jerusalem 91340 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On December 9, 2019, Gamida Cell Ltd. issued a press release, a copy of which is furnished as Exhibit 99.1 to this Form 6-K, announcing the presentation of additional results from the Company’s Phase 1 Study of GDA-201 and new mechanism of action data at the 61st Annual Meeting of the American Society of Hematology.

The Company presented data from the ongoing Phase 1 clinical study of GDA-201, an investigational, natural killer, or NK, cell-based cancer immunotherapy for the treatment of patients with non-Hodgkin lymphoma, or NHL, and multiple myeloma, or MM, that showed GDA-201 in combination with monoclonal antibodies was generally well tolerated and demonstrated early evidence of clinical activity in heavily pre-treated patients.

Data were presented on a total of 22 patients, all of whom were evaluable for safety and 21 of whom were evaluable for response (NHL = 9; MM = 12). Of the nine patients with NHL, five achieved a complete response and one achieved a partial response. Among the patients with MM, one patient achieved a complete response, and five patients achieved stable disease. GDA-201 was generally well tolerated, with no graft vs. host disease, no tumor lysis syndrome, no neurotoxicity and no marrow aplasia observed. No dose limiting toxicities were observed. Hypertension and hematologic events were the most common Grade 3/4 adverse events observed. Most non-hematologic adverse events were attributed to cyclophosphamide/fludarabine, which was used as a pre-conditioning treatment. Gamida Cell plans to initiate a Phase 1/2 multi-dose, multi-center study of GDA-201 in patients with NHL in 2020.

The Company also presented data that included transcriptome, transcription factor, and pathway analysis to elucidate the pathways leading to the preservation of engraftment after ex vivo expansion of CD34+ hematopoietic stem cells derived from umbilical cord blood (the starting point for omidubicel) compared to CD34+ cells grown in the absence of NAM.

Analyses showed that the presence of NAM reduced the expression of genes involved in the production of reactive oxygen and nitrogen species, suggesting that cell stress was minimized during expansion. In addition, NAM also decreased growth factor pathways responsible for activation and differentiation of hematopoietic stem cells, suggesting NAM expanded cells while keeping them in an undifferentiated state. The presence of NAM also led to a decrease in the expression of genes responsible for matrix-metallo proteinase secretion, simulating the microenvironment of the bone marrow. Additionally, NAM led to an increased expression of telomerase genes, which is believed to enable cells to remain in a more quiescent, stem-like state. These data provide further scientific rationale for the favorable stem cell engraftment and patient outcomes that were observed in the Phase 1/2 clinical study of omidubicel.

This report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-234701).

Exhibit

99.1	Press Release, dated December 9, 2019, Gamida Cell Announces Results from Phase 1 Study of GDA-201 and New Mechanism of Action Data at ASH 2019 Annual Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GAMIDA CELL LTD.

December 9, 2019	By:	/s/ Shai Lankry
Shai Lankry
Chief Financial Officer

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